CUSIP No. 127150308

UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 5)

Cache, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

127150308

(CUSIP Number)

December 31, 2009

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X]           Rule 13d-1(b)

[X]           Rule 13d-1(c)

[   ]           Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 127150308

1.	Names of Reporting Persons.

Palo Alto Investors, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)

(b)	X

3.	SEC Use Only

4.	Citizenship or Place of Organization	California

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 0
6. Shared Voting Power 760,800
7. Sole Dispositive Power 0
8. Shared Dispositive Power 760,800

9.	Aggregate Amount Beneficially Owned by Each Reporting Person760,800

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
Instructions)______

11.	Percent of Class Represented by Amount in Row (9)	6.0%

12.	Type of Reporting Person (See Instructions)	OO, IA

CUSIP No. 127150308

1.	Names of Reporting Persons.

Palo Alto Investors

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)

(b)	X

3.	SEC Use Only

4.	Citizenship or Place of Organization	California

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 0
6. Shared Voting Power 760,800
7. Sole Dispositive Power 0
8. Shared Dispositive Power 760,800

9.	Aggregate Amount Beneficially Owned by Each Reporting Person760,800

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
Instructions)______

11.	Percent of Class Represented by Amount in Row (9)	6.0%

12.	Type of Reporting Person (See Instructions)	CO, HC

CUSIP No. 127150308

1.	Names of Reporting Persons.

William Leland Edwards

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)

(b)	X

3.	SEC Use Only

4.	Citizenship or Place of Organization	U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 0
6. Shared Voting Power 760,800
7. Sole Dispositive Power 0
8. Shared Dispositive Power 760,800

9.	Aggregate Amount Beneficially Owned by Each Reporting Person760,800

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
Instructions)______

11.	Percent of Class Represented by Amount in Row (9)	6.0%

12.	Type of Reporting Person (See Instructions)	IN, HC

CUSIP No. 127150308

1.	Names of Reporting Persons.

Anthony Joonkyoo Yun, MD

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)

(b)	X

3.	SEC Use Only

4.	Citizenship or Place of Organization	U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 0
6. Shared Voting Power 760,800
7. Sole Dispositive Power 0
8. Shared Dispositive Power 760,800

9.	Aggregate Amount Beneficially Owned by Each Reporting Person760,800

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
Instructions)______

11.	Percent of Class Represented by Amount in Row (9)	6.0%

12.	Type of Reporting Person (See Instructions)	IN, HC

CUSIP No. 127150308

1.	Names of Reporting Persons.

Palo Alto Small Cap Master Fund, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)

(b)	X

3.	SEC Use Only

4.	Citizenship or Place of Organization	Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 0
6. Shared Voting Power 760,800
7. Sole Dispositive Power 0
8. Shared Dispositive Power 760,800

9.	Aggregate Amount Beneficially Owned by Each Reporting Person760,800

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
Instructions)______

11.	Percent of Class Represented by Amount in Row (9)	6.0%

12.	Type of Reporting Person (See Instructions)	PN

CUSIP No. 127150308

1.	Names of Reporting Persons.

Palo Alto Small Cap Fund, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)

(b)	X

3.	SEC Use Only

4.	Citizenship or Place of Organization	Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 0
6. Shared Voting Power 648,391
7. Sole Dispositive Power 0
8. Shared Dispositive Power 648,391

9.	Aggregate Amount Beneficially Owned by Each Reporting Person648,391

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
Instructions)______

11.	Percent of Class Represented by Amount in Row (9)	5.1%

12.	Type of Reporting Person (See Instructions)	PN

CUSIP No. 127150308

Item 1.

(a)	Name of Issuer

Cache, Inc.

(b)	Address of Issuer's Principal Executive Offices

1440 Broadway, 5th Floor, New York, NY 10018

Item 2.

(a)	The names of the persons filing this statement are:

Palo Alto Investors, LLC ("PAI")

Palo Alto Investors

William Leland Edwards

Anthony Joonkyoo Yun, MD

Palo Alto Small Cap Master Fund, L.P. (the "Master Fund")

Palo Alto Small Cap Fund, L.P. (the "Fund")

(collectively, the "Filers").

(b)	The principal business office of the Filers except the Master Fund is:

470 University Avenue, Palo Alto, CA 94301

The principal business office of the Master Fund is:

Citco Fund Services (Bermuda) Limited
Mintflower Place, 4th Floor
8 Par-La-Ville Road
Hamilton HM 08 Bermuda

(c)	For citizenship of Filers, see Item 4 of the cover sheet for each Filer.

(d)	This statement relates to shares of Common Stock of the Issuer (the "Stock").

(e)           The CUSIP number of the Issuer is:  127150308

CUSIP No. 127150308

Item 3.	If this statement is filed pursuant to rule 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	[ ]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	[ x ]	An investment adviser in accordance with section 240.13d-1(b)(1)(ii)(E) (as to PAI).

(f)	[ ]	An employee benefit plan or endowment fund in accordance with section 240.13d-1(b)(1)(ii)(F).

(g)	[ x ]	A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G) (as to Palo Alto Investors, Mr. Edwards and Dr. Yun).

(h)	[ ]	A savings association as defined in section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	[ ]	A non-U.S. institution in accordance with §240.13d-1(b)(ii)(J).

(k)	[ ]	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution _______________________________________________________________.

Item 4.	Ownership.

See Items 5-9 and 11 of the cover page for each Filer.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  [  ].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

PAI is a registered investment adviser and is the general partner and investment adviser of investment limited partnerships, including the Fund and the Master Fund, and the investment adviser to other investment funds.  PAI's clients have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Stock.  No client other than the Fund and the Master Fund separately holds more than five percent of the outstanding Stock.  The Fund holds shares of the Stock indirectly as a limited partner of the Master Fund.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Palo Alto Investors is the manager of PAI.  Mr. Edwards is the controlling shareholder of Palo Alto Investors.  Dr. Yun is the President of PAI and Palo Alto Investors.  The Filers are filing this Schedule 13G jointly, but not as members of a group, and each of them expressly disclaims membership in a group.  Each of PAI, Palo Alto Investors, Mr. Edwards and Dr. Yun disclaims beneficial ownership of the Stock, except to the extent of that person's pecuniary interest therein.  In addition, the filing of this Schedule 13G on behalf of the Fund and the Master Fund should not be construed as an admission that either of them is, and each of them disclaims that it is, the beneficial owner, as defined in Rule 13d-3 under the Securities Exchange Act of 1934, of any of the Stock covered by this Schedule 13G.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification of Palo Alto Investors, PAI, Mr. Edwards and Dr. Yun.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Certification of the Fund and the Master Fund:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 127150308

Exhibits:

Exhibit A Joint Filing Agreement.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:              February 12, 2010

PALO ALTO INVESTORS By: Mark Shamia, Chief Operating Officer	PALO ALTO INVESTORS, LLC By: Palo Alto Investors, Manager By: Mark Shamia, Chief Operating Officer
William L. Edwards Anthony Joonkyoo Yun, MD	PALO ALTO SMALL CAP MASTER FUND , L.P. By: Palo Alto Investors, LLC, General Partner By: Palo Alto Investors, Manager By: Mark Shamia, Chief Operating Officer
PALO ALTO SMALL CAP FUND, L.P. By: Palo Alto Investors, LLC, General Partner By: Palo Alto Investors, Manager By: Mark Shamia, Chief Operating Officer

CUSIP No. 127150308

EXHIBIT A
AGREEMENT REGARDING JOINT FILING
OF STATEMENT ON SCHEDULE 13D OR 13G

The undersigned agree to file jointly with the Securities and Exchange Commission (the "SEC") any and all statements on Schedule 13D or Schedule 13G (and any amendments or supplements thereto) required under section 13(d) of the Securities Exchange Act of 1934, as amended, in connection with purchases and sales by the undersigned of the securities of any issuer until such time as the undersigned file with the SEC a statement terminating this Agreement Regarding Joint Filing of Statement on Schedule 13D or 13G.  For that purpose, the undersigned hereby constitute and appoint Palo Alto Investors, LLC, a California limited liability company, as their true and lawful agent and attorney-in-fact, with full power and authority for and on behalf of the undersigned to prepare or cause to be prepared, sign, file with the SEC and furnish to any other person all certificates, instruments, agreements and documents necessary to comply with section 13(d) and section 16(a) of the Securities Exchange Act of 1934, as amended, in connection with said purchases and sales, and to do and perform every act necessary and proper to be done incident to the exercise of the foregoing power, as fully as the undersigned might or could do if personally present, until such time as the undersigned file with the SEC a statement terminating this Agreement Regarding Joint Filing of Statement on Schedule 13D or 13G.

Dated:              February 13, 2009

PALO ALTO INVESTORS By: /s/ Mark Shamia, Chief Operating Officer	PALO ALTO INVESTORS, LLC By: /s/ Mark Shamia, Chief Operating Officer
PALO ALTO SMALL CAP MASTER FUND, L.P. By:Palo Alto Investors, LLC, General Partner By:Palo Alto Investors, Manager By:/s/ Mark Shamia, Chief Operating Officer	PALO ALTO SMALL CAP FUND, L.P. By:Palo Alto Investors, LLC, General Partner By:Palo Alto Investors, Manager By:/s/ Mark Shamia, Chief Operating Officer
/s/ William Leland Edwards
/s/ Anthony Joonkyoo Yun, MD